2001 Annual Report




02024278



BAUSCH
& LOMB

2001 Revenues By Geographic Segment


Asia
19%
Americas
47%
Europe
34%

2001 Revenues By Product Category


Pharmaceuticals
20%
Cataract/
Vitreoretinal
18%
Refractive 8%
Contact
Lenses
28%
Lens Care
26%

# Financial Highlights

*For The Years Ended December 29, 2001, December 30, 2000, and December 25, 1999*
*Amounts In Millions – Except Per Share Data*

| | 1999 | 2000 | 2001 | Percentage Change from 2000 |
|---|---|---|---|---|
| **Business Results** | | | | |
| Net Sales | $ 1,764.3 | $ 1,772.4 | **$1,711.9** | **(3%)** |
| Segment Income | 323.9 | 277.8 | **161.7** | **(42%)** |
| Operating Income – Reported | 214.2 | 141.9 | **86.7** | **(39%)** |
| Operating Income – Comparable Basis[1] | 267.7 | 225.8 | **117.8** | **(48%)** |
| Income from Continuing Operations | 102.7 | 82.0 | **42.0** | **(49%)** |
| Net Income | 444.8 | 83.4 | **21.2** | **(75%)** |
| Per Share: | | | | |
| Continuing operations – diluted | 1.75 | 1.49 | **0.78** | **(48%)** |
| Net income – diluted | 7.59 | 1.52 | **0.39** | **(74%)** |
| Dividends declared | 1.04 | 1.04 | **1.04** | **–** |
| Shareholders' equity at year end | 21.04 | 18.99 | **18.15** | **(4%)** |
| Capital Expenditures | 155.9 | 95.0 | **96.4** | |
| Working Capital | 1,235.7 | 899.8 | **693.7** | |
| Diluted Common Shares Outstanding (000s) | 58,639 | 54,724 | **53,715** | |
| Return on Average Shareholders' Equity | 43.3% | 7.9% | **2.1%** | |
| Return on Invested Capital | 21.7% | 6.1% | **3.1%** | |
| High/Low Stock Price | $84.75 - $51.38 | $80.88 - $33.56 | **$54.93 - $27.20** | |

[1] Represents company's results excluding amounts related to restructuring charges and asset write-offs, purchase accounting adjustments and other significant items as described in the Financial Review contained in the company's 2002 proxy statement.

# want to see?

The *joy* in a child's face? The *affection* in a loved one's glance? The *wisdom* in an elder's eyes? Whatever you *want* to see, whatever you *need* to see, we at Bausch & Lomb are dedicated to *helping* you see by developing breakthrough technologies, making innovative products and investing in the future through education and outreach.

Want to see how Bausch & Lomb – the oldest and most respected name in eye care – is helping the people of the world experience the wonders of sight? Read on.



**Ronald L. Zarrella**
*Chairman and*
*Chief Executive Officer*

# what happened in 2001 and what's ahead?

Dear Shareholders:

The theme of our annual report this year is "Want to See?" – a particularly appropriate question for a company in the business of helping people see, look and feel better by bringing to market the most innovative vision care technology. As individuals, as consumers, as family members whose loved ones' sight may be threatened by aging or disease, we all want to see how vision can be maintained, improved and protected.

But as investors we all want to see other things as well. And I understand that you're eager to see a better return on your investment in Bausch & Lomb than the company has given you in the recent past.

As this report goes to press, I have been on the job as Chief Executive Officer at Bausch & Lomb for just about four months. These early months have been spent trying to understand what dynamics are driving our markets, where we can more fully leverage our competitive advantage and what we need to do now to put us on the path to better performance and higher returns.

A brief review of 2001 is useful since it highlights where we face challenges and also why we feel confident that performance can be improved.

**Contact Lens and Lens Care Products**

Bausch & Lomb remains a global leader in products for the contact lens wearer, with the broadest line of lenses and lens care products of



*Bausch & Lomb's Board of Directors (left to right): Jonathan S. Linen, Domenico De Sole, Franklin E. Agnew, William H. Waltrip, Kenneth L. Wolfe, John R. Purcell, Ruth R. McMullin, Linda Johnson Rice*

any competitor. Sales in Europe and Asia outside of Japan were strong in 2001, but the impact of U.S. competitors' new product introductions resulted in lackluster performance for these product lines.

Growth in the contact lens market is relatively slow, so it is important to be able to target new products for underpenetrated segments that are growing faster than the overall market. In these segments, innovative technology – combined with extensive consumer promotion – can encourage lens wearers to "trade up" to premium-priced, higher-margin lenses and potentially even grow the wearer base. Bausch & Lomb enjoyed some success with this strategy in 2001, with strong sales growth of our *SofLens66* Toric and *PureVision* continuous wear lenses. But declining sales of older technology products hampered overall performance in this product category. We'll continue to leverage the breadth of our product line to be the supplier of choice for the eye care practitioner, while simultaneously targeting our new product development efforts to those segments of the market where our technological expertise produces lenses with demonstrable competitive advantage.

In 2002, we'll be introducing our market-leading toric lens in Japan, a very significant and profitable market for Bausch & Lomb and one where our brand is exceptionally strong. This will be our first new Japanese contact lens product in several years, and we have others in the pipeline.

Another particularly promising development is our exclusive licensing of worldwide rights to a patented cast-molded multifocal soft contact lens design from Unilens. We expect to introduce a multifocal contact lens using this technology later this year.

The market for contact lens care products is characterized by flat to declining growth, but very attractive margins. In 2001, we continued to be negatively impacted by substantial reductions in retailers' inventory carrying requirements, caused by our decision to reduce trade promotions, along with economic softness in the U.S. and Japan.

Late in the year, we introduced in the U.S. a "no-rub" version of our *ReNu MultiPlus* multipurpose lens care solution. In 2002, we will continue our zealous efforts to maintain the *ReNu* brand's leadership in this important market through significantly increased levels of consumer promotion, programs to leverage our contact lens and lens care lines and ongoing product development.

**Cataract/Vitreoretinal Surgery**

Bausch & Lomb views the cataract market as a significant opportunity despite its relatively modest growth trends. Our portfolio of cataract products is comprehensive and technologically advanced. Considerable opportunity for expansion exists in developing markets where growth in per capita income and better access to health care will increase the number of patients eligible







*Ingeniously linking devices that provide comprehensive diagnostic data of each patient's eyes with leading-edge laser technology, Bausch & Lomb's* Zyoptix *system gives surgeons the ability to deliver customized refractive surgery with improved outcomes. In short, better vision.*

for cataract surgery. Perhaps even more importantly, maintaining a partnership with the cataract surgeon enables our company to leverage the breadth of our total product portfolio – especially our pharmaceutical and refractive product lines.

Product supply issues hampered Bausch & Lomb's performance in the market for products for the cataract and vitreoretinal surgeon in 2001. Late in the year, we introduced in the U.S. our *Hydroview* foldable acrylic intraocular lens, which has already enjoyed strong acceptance in other markets, and the *Millennium* TSV25 System for Transconjunctival Standard Vitrectomy, a device that significantly reduces the size of the incision associated with standard vitreoretinal surgical procedures. We also made significant progress in resolving our product supply issues. These developments should help us regain ground we lost in this product category over the last two years.

So, despite our executional problems in 2001, we have reason to believe we can start rebuilding customer confidence in 2002. Our focus now is on resolving any residual supply problems, redirecting resources to the development of new products to enhance our technological leadership and continuing to drive down the cost of goods in this product category.

**Refractive Surgery**

Bausch & Lomb's refractive surgery platform, the *Technolas 217* excimer laser, is technologically second to none and has made us a global leader in products for the refractive surgeon. The story of this business in 2001 clearly illustrates the differences in global markets. While there were encouraging growth trends in markets outside the United States, the story within the U.S. is a different matter.

The American economy remained soft throughout last year. In response, surgeons delayed purchases of new capital equipment and patients postponed LASIK surgery, which is considered elective and so is not covered by most insurance plans. In addition, several high-volume surgery centers closed, flooding the market with used equipment, and few new centers opened. Together with a lack of regulatory approval for our laser to perform LASIK to correct hyperopia (which affects approximately

# innovative products that are revolutionizing vision correction?

Bausch & Lomb knows that your eyes are as individual as your fingerprints. So we developed the world's first commercially available system that makes possible truly personalized laser vision correction surgery.

The Bausch & Lomb *Zyoptix* system – in use in Europe, Asia and Canada and in clinical trials in the U.S. – links our *Technolas 217* laser with the sophisticated diagnostics of our *Zywave* wavefront analysis device and our *Orbscan II* advanced corneal mapping system. Now surgeons can design laser treatments as individual as their patients' eyes.

Not ready for laser vision correction? Bausch & Lomb knows that it's not for everyone. But perfect vision is possible 24/7 with our *PureVision* soft contact lenses, now FDA approved for round-the-clock wear for up to 30 days (and nights). Our revolutionary patented lens material is five times more oxygen permeable than ordinary soft contact lenses.

Have astigmatism? We engineered *SofLens66* Toric, a new toric lens with the convenience of a disposable, that's so good it became the #1 prescribed toric lens in America.


SofLens 66
PUREVISION

*The result of precision engineering, patented design and breakthrough new materials, our premium soft contact lens innovations –* PureVision *lenses for up to 30 nights of continuous wear, and* SofLens66 *Toric lenses for astigmatism – are the market leaders in their categories in the U.S. and are growing at double-digit rates around the world.*

# how we invest in worldwide education and outreach?

Bausch & Lomb programs have reached hundreds of thousands of people around the globe, providing education in eye health, vision screenings and even professional training in the vision sciences.

Nearly a half million students in China and India have attended our vision screenings or received educational materials about eye health and vision correction through Bausch & Lomb. In India, our VIEW program – Vision Improvement Experts Working Council – spreads the word about the importance of eye care through school programs and the media, with the ultimate goal of partnering with governmental and other organizations to promote eye health. And the Bausch & Lomb School of Optometry in Hyderabad, India is unique, offering a multi-tiered program in eye care to meet the demands of developing countries for eye care practitioners at all levels.

Partnering with Prevent Blindness America and several U.S. retailers, we launched a nationwide program, "Helping Kids See Their World," that raised funds for critically needed in-school vision screenings.



*Committed to advancing eye care around the world, Bausch & Lomb, along with LV Prasad Eye Institute, established the Bausch & Lomb School of Optometry in Hyderabad, India. The school's unique multi-tiered approach provides students with flexible career advancement opportunities and allows for a steady and immediate supply of eye care providers at all levels of expertise.*

10% of the population needing vision correction), these factors impeded Bausch & Lomb from making further inroads in the American market for refractive surgery.

There was good news during the year, however, as we introduced noteworthy new products to the U.S. market. Among them were our *Zywave* aberrometer, a diagnostic tool which provides a wavefront analysis of the optical system, and an active eye tracking system for the *Technolas 217* laser that follows and compensates for movement of the eye during laser surgery. We also began U.S. clinical trials for our *Zyoptix* system for customized ablation, a product already commercially available in Europe and Asia. Anticipating U.S. approval for hyperopia around the middle of the year and for *Zyoptix* around year-end, we feel we are well positioned to take advantage of an upturn in the U.S. economy when it occurs.

**Pharmaceuticals**

Our global pharmaceutical business showed strong growth in 2001, driven largely by acquisitions, and also helped by increasing stability in pricing within the multisource business. We successfully integrated the Groupe Chauvin acquisition with our existing European business, giving us additional geographic and product line leverage in European markets, and enhancing our infrastructure for future new product introductions.

One of the most exciting events of 2001 was the release of the U.S. National Institutes of Health's National Eye Institute's Age-Related Eye Disease Study (AREDS). This study showed that a clinically tested combination of specific vitamins and minerals could actually reduce the risk of blindness in patients at a high risk of vision loss associated with age-related macular degeneration. Bausch & Lomb sponsored the landmark 10-year clinical study and subsequently introduced *Bausch & Lomb Ocuvite PreserVision*, which contains the exact formulation used in the AREDS study, as a line extension to our very successful *Ocuvite* eye vitamin line.

In 2001 we also made considerable progress in our development program for the *Envision TD* targeted drug-delivery implant for ophthalmic diseases. Late-stage clinical trials continued, evaluating the technology's



ReNu
NO RUB


*With FDA approval in 2001 for use in no-rub regimens,* ReNu MultiPlus *solution is even easier to use – just rinse, soak and see!* ReNu MultiPlus *No Rub Formula cleans and disinfects soft contact lenses without the extra rinse steps and longer disinfecting times required by other no-rub products, making it the most convenient multipurpose regimen.*


BAUSCH & LOMB
Ocuvite
PreserVision
NEW

*With* Bausch & Lomb Ocuvite PreserVision, *consumers can now get the exact vitamin and mineral formula that Bausch & Lomb provided for the National Eye Institute's 10-year study that clinically proved the value of high-potency supplements in preserving vision among those most at risk for age-related vision loss.*

use against non-infectious posterior uveitis and diabetic macular edema. Late in the year we also began clinical trials assessing the technology for use against age-related macular degeneration.

These three diseases represent the leading causes of blindness today, affecting millions of people around the world. Current treatments are largely ineffective or carry serious side effects. With a target to commercialize the first indication in 2004, this exciting technology holds tremendous potential to improve vision and quality of life for people with sight-threatening diseases, as well as significant economic potential for Bausch & Lomb.

**Currency Impacts Reported Results**

Bausch & Lomb is truly a global company – with more than half of our revenues derived outside the U.S. This global presence gives us access to markets in varying stages of development, the ability to leverage new product introductions on a worldwide basis and – of great importance – the ability to recruit superior talent no matter where we find it.

As a global company, currency fluctuations impact our businesses and, in some cases, mask the true value of our operations. In 2001, such fluctuations, mainly in the Japanese yen, reduced our reported earnings by more than 40 cents per share.

**Restructuring to Improve Ongoing Performance**

During 2001 the company implemented a series of restructuring programs designed to reduce costs and promote greater operational effectiveness. After I came on board late in the year, a further restructuring program, including the elimination of approximately 700 positions, was announced. But more needs to be done. We're reviewing a series of possible additional actions that can help to reduce costs further and improve our executional effectiveness, and we're targeting to have this comprehensive review finished by the end of the second quarter. While some of these actions will result in short-term cost and cash outflow, in the long run any changes we make must be, and will be, in support of an organization with a more disciplined approach to business that drives enhanced execution and results in better returns.





# advances made to treat sight-threatening diseases?

Bausch & Lomb is researching breakthrough therapies for conditions that often lead to blindness and for which there are few treatment options.

*Envision TD*, an innovative drug-delivery technology, uses a tiny eye implant infused with sustained-release medicine. It was granted "fast track" status by the FDA, allowing for speedier regulatory review.

*Late-stage clinical trials evaluating Envision TD implants containing a steroid* drug to treat diabetic macular edema and posterior uveitis continued throughout 2001. Early-stage clinical trials for age-related macular degeneration are also underway.

The prestigious National Eye Institute's 10-year-long Age-Related Eye Disease Study concluded in 2001 that specific vitamin and mineral supplements can preserve vision by reducing the risk of developing advanced age-related macular degeneration. Bausch & Lomb provided the supplements for that study, and the exact formulation is now available commercially as *Bausch & Lomb Ocuvite PreserVision*.

want to see

## A Look Ahead to 2002

Notwithstanding the positive developments of 2001, it is clear that our primary focus for 2002 must be on reducing the overall cost structure of our business. Our costs are simply too high. They're too high for us to provide an appropriate return on investment to our shareholders. And they're too high for us to have the flexibility to invest in the many exciting technologies that we have identified through our research efforts. My highest priority will be to reduce both structural and product costs throughout the year.

Savings attained through our cost reduction programs will be redirected to developing new products that can enhance our technological leadership; to significantly increasing consumer and professional marketing and promotional efforts to build our market share positions; and to improving returns for our investors.

## A Word of Thanks

In closing, let me express a word of special appreciation to the members of our Board of Directors, who continue to ask the tough questions and not be content with the easy answers – and especially to Bill Waltrip, who stepped in to lead the company as CEO during our leadership transition; to our employees – for their perseverance, creativity and commitment to making this company a market leader and to bringing the joy of sight to people around the world; and to our shareholders – for your confidence in Bausch & Lomb and your patience as we take the necessary steps to improve performance and provide you with the type of return you can reasonably expect.



Ronald L. Zarrella
*Chairman and*
*Chief Executive Officer*

# Report of Management

Management is responsible for the preparation and integrity of the condensed consolidated financial information appearing in this annual report. The consolidated financial statements are presented in Exhibit A to the company's proxy statement. The statements have been prepared in conformity with generally accepted accounting principles and, as such, include amounts based on informed estimates and judgements of management with consideration given to materiality. Financial information in this annual report is consistent with that in the consolidated financial statements.

Management is further responsible for maintaining a system of internal controls to provide reasonable assurance that Bausch & Lomb's books and records reflect the transactions of the company; that assets are safeguarded; and that management's established policies and procedures are followed. Management systematically reviews and modifies the system of internal controls to improve its effectiveness. The internal control system is augmented by the communication of accounting and business policies throughout the company; the careful selection, training and development of qualified personnel; the delegation of authority and establishment of responsibilities; and a comprehensive program of internal audit.

The Audit Committee of the Board of Directors, composed solely of directors who are not officers or employees of the company, meets with the independent accountants, management and the internal auditors periodically to discuss internal accounting controls, auditing and financial reporting matters. The committee reviews the performance and fees of the independent accountants, recommends their appointment and meets with them and the internal auditors, with and without management present, to discuss the scope and results of their audit work.

Independent accountants are engaged to audit the financial statements of the company and issue a report thereon. They have informed management and the Audit Committee of the Board of Directors that their audits were conducted in accordance with generally accepted auditing standards, which require a consideration of internal controls to determine the nature, timing and extent of audit testing. The opinion of the independent accountants, based upon their audits of the consolidated financial statements, is contained in Exhibit A to the company's proxy statement.



Ronald L. Zarrella
*Chairman and*
*Chief Executive Officer*



Stephen C. McCluski
*Senior Vice President and*
*Chief Financial Officer*



Jonathan S. Linen
*Chair, Audit Committee*

# Report of Independent Accountants

To the Shareholders and Board of Directors of Bausch & Lomb Incorporated:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated financial statements of Bausch & Lomb Incorporated (the Corporation) as of December 29, 2001 and December 30, 2000 and for each of the three years in the period ended December 29, 2001 appearing in Exhibit A to the proxy statement for the 2002 annual meeting of stockholders of the Corporation (which statements are not presented herein); and in our report dated January 22, 2002 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 29, 2001 and December 30, 2000 and the related condensed consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 29, 2001, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.



Rochester, New York
January 22, 2002

# Condensed Consolidated Statements Of Income

| For The Years Ended December 29, 2001, December 30, 2000 and December 25, 1999 Dollar Amounts In Millions – Except Per Share Data | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Net Sales** | **$1,711.9** | $1,772.4 | $1,764.3 |
| *Costs And Expenses* | | | |
| Cost of products sold[1] | **763.7** | 746.9 | 714.5 |
| Selling, administrative and general[2] | **718.3** | 681.2 | 684.5 |
| Research and development | **122.0** | 121.5 | 97.6 |
| Purchased in-process research and development[3] | – | 23.8 | – |
| Restructuring charges and asset write-offs[4] | **21.2** | 33.7 | 53.5 |
| Other expense | – | 23.4 | – |
| | **1,625.2** | 1,630.5 | 1,550.1 |
| **Operating Income** | **86.7** | 141.9 | 214.2 |
| *Other (Income) Expense* | | | |
| Interest and investment income[5] | **(48.4)** | (52.3) | (45.5) |
| Interest expense | **58.3** | 68.5 | 88.4 |
| Gain from foreign currency, net | **(8.2)** | (11.4) | (7.0) |
| Other income, net | – | (23.6) | (6.7) |
| | **1.7** | (18.8) | 29.2 |
| *Income From Continuing Operations Before Income Taxes And Minority Interest* | **85.0** | 160.7 | 185.0 |
| Provision for income taxes | **28.7** | 65.5 | 66.6 |
| *Income From Continuing Operations Before Minority Interest* | **56.3** | 95.2 | 118.4 |
| Minority interest in subsidiaries | **14.3** | 13.2 | 15.7 |
| *Income From Continuing Operations* | **42.0** | 82.0 | 102.7 |
| *Discontinued Operations* | | | |
| Income from discontinued operations, net of taxes | – | – | 34.0 |
| Gain on disposals of discontinued operations, net of taxes[6] | – | – | 308.1 |
| Sale price adjustment related to disposal of discontinued operations, net of taxes[7] | **(21.1)** | – | – |
| | **(21.1)** | – | 342.1 |
| *Income Before Extraordinary Item* | **20.9** | 82.0 | 444.8 |
| *Extraordinary Item* | | | |
| Gain on extinguishment of debt, net of taxes[8] | – | 1.4 | – |
| *Income Before Change In Accounting Principle* | **20.9** | 83.4 | 444.8 |
| *Change In Accounting Principle, Net Of Taxes*[9] | **0.3** | – | – |
| **Net Income** | **$ 21.2** | $ 83.4 | $ 444.8 |
| **Basic Earnings (Loss) Per Share:** | | | |
| Continuing Operations | **$ 0.78** | $ 1.51 | $ 1.79 |
| Discontinued Operations | **(0.39)** | – | 5.97 |
| Extraordinary Item | – | 0.03 | – |
| Change In Accounting Principle | – | – | – |
| | **$ 0.39** | $ 1.54 | $ 7.76 |
| Average Shares Outstanding – Basic (000s) | **53,578** | 54,162 | 57,287 |
| **Diluted Earnings (Loss) Per Share:** | | | |
| Continuing Operations | **$ 0.78** | $ 1.49 | $ 1.75 |
| Discontinued Operations | **(0.39)** | – | 5.84 |
| Extraordinary Item | – | 0.03 | – |
| Change In Accounting Principle | – | – | – |
| | **$ 0.39** | $ 1.52 | $ 7.59 |
| Average Shares Outstanding – Diluted (000s) | **53,715** | 54,724 | 58,639 |

Certain reclassifications have been made for consistency of year-over-year presentation.

1 Amount in 2000 reflects the impact of higher reported cost of products sold related to the write-up of acquired inventory for accounting purposes. Results in 2000 include $3.1 ($2.0 after taxes or $0.04 per diluted share) of such costs.

2 2001 amount includes the severance costs for the former CEO and hiring costs for the new CEO for a total of $9.9 ($6.4 after taxes or $0.12 per diluted share).

3 Write-off of purchased in-process research and development reduced net income by $23.8 or $0.44 per diluted share in 2000.

4 Restructuring charges and asset write-offs reduced 2001, 2000 and 1999 net income by $13.8, $21.7 and $34.2, respectively or $0.26, $0.40 and $0.59 per diluted share, respectively.

5 2001 amounts include $19.4 gain on the sale of Charles River Laboratories, Inc. stock ($12.6 after taxes or $0.24 per diluted share).

6 For the twelve months ended December 1999 income taxes related to discontinued operations were $187.5. Gain on divestitures of Charles River and Miracle Ear contributed $2.91 and $0.19 per diluted share, respectively in 1999. Gain on divestiture of the eyewear segment contributed $2.16 per diluted share in 1999.

7 Income taxes on the sale price adjustment related to the disposal of discontinued operations were $14.1 for 2001.

8 Income taxes related to the gain on early extinguishment of debt were less than $0.1 and $0.8 in 2001 and 2000, respectively.

9 Income taxes related to the adoption of SFAS No. 133 were $0.1 in 2001.

# Condensed Consolidated Balance Sheets

| *December 29, 2001 and December 30, 2000*<br>*Dollar Amounts In Millions – Except Per Share Data* | 2001 | 2000 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | **$ 534.4** | $ 660.3 |
| Other investments, short-term | **41.9** | 167.4 |
| Trade receivables, net | **380.7** | 417.2 |
| Inventories, net | **253.4** | 247.7 |
| Deferred income taxes | **74.0** | 79.6 |
| Other current assets | **112.9** | 153.1 |
| Total Current Assets | **1,397.3** | 1,725.3 |
| Property, Plant And Equipment, net | **543.3** | 494.8 |
| Goodwill And Other Intangibles, net | **842.2** | 815.7 |
| Other Long-Term Assets | **93.4** | 129.7 |
| Deferred Income Taxes | **117.3** | 73.8 |
| **Total Assets** | **$2,993.5** | $3,239.3 |
| **Liabilities And Shareholders' Equity** | | |
| Notes payable | **$ 32.6** | $ 32.6 |
| Current portion of long-term debt | **90.7** | 202.6 |
| Accounts payable | **65.4** | 70.0 |
| Accrued compensation | **80.7** | 79.7 |
| Accrued liabilities | **359.0** | 354.4 |
| Federal, state and foreign income taxes payable | **64.6** | 69.4 |
| Deferred income taxes | **10.6** | 16.8 |
| Total Current Liabilities | **703.6** | 825.5 |
| Long-Term Debt, less current portion | **703.2** | 763.1 |
| Deferred Income Taxes | **297.2** | 296.2 |
| Other Long-Term Liabilities | **99.9** | 98.1 |
| Minority Interest | **214.6** | 217.0 |
| **Total Liabilities** | **2,018.5** | 2,199.9 |
| Common Stock, par value $0.40 per share, 200 million shares authorized, 60,198,322 shares issued | **24.1** | 24.1 |
| Class B Stock, par value $0.08 per share, 15 million shares authorized, 496,832 shares issued (596,349 shares in 2000) | **–** | – |
| Capital In Excess Of Par Value | **95.6** | 94.0 |
| Common And Class B Stock In Treasury, at cost, 7,152,127 shares (7,321,559 shares in 2000) | **(364.0)** | (370.8) |
| Retained Earnings | **1,261.4** | 1,295.9 |
| Accumulated Other Comprehensive (Loss) Income | **(36.0)** | 2.1 |
| Other Shareholders' Equity | **(6.1)** | (5.9) |
| **Total Shareholders' Equity** | **975.0** | 1,039.4 |
| **Total Liabilities And Shareholders' Equity** | **$2,993.5** | $3,239.3 |

Certain reclassifications have been made for consistency of year-over-year presentation.

# Condensed Consolidated Statements Of Cash Flows

*For The Years Ended December 29, 2001, December 30, 2000 and December 25, 1999*
*Dollar Amounts In Millions*

| | **2001** | 2000 | 1999 |
|---|---|---|---|
| **Cash Flows From Operating Activities** | | | |
| Net Income | **$ 21.2** | $ 83.4 | $ 444.8 |
| *Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities* | | | |
| Depreciation | **106.5** | 105.8 | 112.8 |
| Amortization | **48.6** | 41.9 | 43.4 |
| Gain on divestitures | **–** | – | (475.0) |
| Sale price adjustment related to disposal of discontinued operations | **35.2** | – | – |
| Restructuring charges and asset write-offs | **21.2** | 33.7 | 53.5 |
| Stock compensation expense | **1.1** | 5.6 | 8.0 |
| Purchased in-process research and development | **–** | 23.8 | – |
| Gain from sale of investments available-for-sale | **(12.6)** | – | – |
| Loss on retirement of fixed assets | **0.2** | 7.5 | 5.6 |
| *Changes In Assets And Liabilities* | | | |
| Trade receivables | **35.0** | 24.3 | (93.0) |
| Inventories | **(14.5)** | 10.2 | (11.6) |
| Deferred income taxes | **(57.5)** | (17.1) | 195.9 |
| Other current assets | **36.6** | 24.2 | (47.1) |
| Accounts payable and accrued liabilities | **(11.8)** | (9.4) | (19.7) |
| Income taxes payable | **(11.9)** | 23.5 | 3.9 |
| Other long-term liabilities | **(14.0)** | (22.4) | 1.9 |
| **Net Cash Provided By Operating Activities** | **183.3** | 335.0 | 223.4 |
| **Cash Flows From Investing Activities** | | | |
| Capital expenditures | **(96.4)** | (95.0) | (155.9) |
| Net cash paid for acquisition of businesses and other intangibles | **(49.1)** | (253.3) | (43.1) |
| Net cash received from divestitures | **–** | – | 1,048.4 |
| Proceeds from liquidation of other investments | **97.3** | 166.2 | 300.0 |
| Cash received from sale of investments available-for-sale | **29.5** | – | – |
| Other | **(6.0)** | 12.1 | 13.9 |
| **Net Cash (Used In) Provided By Investing Activities** | **(24.7)** | (170.0) | 1,163.3 |
| **Cash Flows From Financing Activities** | | | |
| Proceeds from sale of partnership interest | **–** | – | 200.5 |
| Redemption of investor's interest in partnership | **–** | – | (400.0) |
| Repurchases of Common and Class B shares | **(0.7)** | (251.0) | (43.4) |
| Exercise of stock options | **5.1** | 27.6 | 61.8 |
| Net proceeds from (repayments of) notes payable | **12.2** | (11.6) | (414.7) |
| Repayment of long-term debt | **(251.9)** | (32.2) | (31.6) |
| Proceeds from issuance of long-term debt | **16.2** | – | – |
| Payment of dividends | **(55.8)** | (56.9) | (59.5) |
| **Net Cash Used In Financing Activities** | **(274.9)** | (324.1) | (686.9) |
| Effect of exchange rate changes on cash and cash equivalents | **(9.6)** | (7.7) | (1.9) |
| Net change in cash and cash equivalents | **(125.9)** | (166.8) | 697.9 |
| **Cash And Cash Equivalents, Beginning Of Year** | **660.3** | 827.1 | 129.2 |
| **Cash And Cash Equivalents, End Of Year** | **$ 534.4** | $ 660.3 | $ 827.1 |
| **Supplemental Cash Flow Disclosures** | | | |
| Cash paid for interest | **$ 64.5** | $ 67.9 | $ 89.8 |
| Net cash payments for income taxes | **47.7** | 72.4 | 52.4 |
| **Supplemental Schedule Of Non-Cash Financing Activities** | | | |
| Consolidation of headquarters building due to change in financing structure | **(63.2)** | – | – |
| Consolidation of debt due to change in financing structure of headquarters building | **65.0** | – | – |

Certain reclassifications have been made for consistency of year-over-year presentation.

# Condensed Consolidated Statements Of Changes In Shareholders' Equity

| *For The Years Ended December 29, 2001, December 30, 2000 and December 25, 1999 Dollar Amounts In Millions* | Total | Common and Class B Stock[1,2] | Capital in Excess of Par | Treasury Stock | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Other Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| **Balance at December 26, 1998** | $ 845.0 | $ 24.2 | $ 84.2 | $ (178.9) | $ 883.5 | $ 41.0 | $ (9.0) |
| Components of Comprehensive Income: | | | | | | | |
| Net income | 444.8 | – | – | – | 444.8 | – | – |
| Currency translation adjustments | (32.0) | – | – | – | – | (32.0) | – |
| Total comprehensive income | 412.8 | | | | | | |
| Net shares issued (canceled) under employee plans (342,467 shares) | 0.4 | (0.1) | 5.4 | – | – | – | (4.9) |
| Treasury shares issued under employee plans (1,854,740 shares) | 72.2 | – | – | 72.2 | – | – | – |
| Treasury shares repurchased (665,452 shares) | (43.4) | – | – | (43.4) | – | – | – |
| Amortization of unearned compensation | 6.9 | – | – | – | – | – | 6.9 |
| Dividends[3] | (59.9) | – | – | – | (59.9) | – | – |
| **Balance at December 25, 1999** | 1,234.0 | 24.1 | 89.6 | (150.1) | 1,268.4 | 9.0 | (7.0) |
| Components of Comprehensive Income: | | | | | | | |
| Net income | 83.4 | – | – | – | 83.4 | – | – |
| Currency translation adjustments | (35.6) | – | – | – | – | (35.6) | – |
| Unrealized holding gain[4] | 30.4 | – | – | – | – | 30.4 | – |
| Minimum additional pension liability | (1.7) | – | – | – | – | (1.7) | – |
| Total comprehensive income | 76.5 | | | | | | |
| Net shares issued (canceled) under employee plans (16,975 shares) | 1.6 | – | 4.4 | – | – | – | (2.8) |
| Treasury shares issued under employee plans (752,324 shares) | 30.3 | – | – | 30.3 | – | – | – |
| Treasury shares repurchased (4,637,808 shares) | (251.0) | – | – | (251.0) | – | – | – |
| Amortization of unearned compensation | 3.9 | – | – | – | – | – | 3.9 |
| Dividends[3] | (55.9) | – | – | – | (55.9) | – | – |
| **Balance at December 30, 2000** | **1,039.4** | **24.1** | **94.0** | **(370.8)** | **1,295.9** | **2.1** | **(5.9)** |
| Components of Comprehensive Income: | | | | | | | |
| Net income | **21.2** | – | – | – | **21.2** | – | – |
| Currency translation adjustments | **(13.1)** | – | – | – | – | **(13.1)** | – |
| Transition adjustment | **(1.2)** | – | – | – | – | **(1.2)** | – |
| Net loss on cash flow hedges | **(0.6)** | – | – | – | – | **(0.6)** | – |
| Reclassification adjustment into net income for net gain on cash flow hedges | **(0.1)** | – | – | – | – | **(0.1)** | – |
| Unrealized holding gain[4] | **3.1** | – | – | – | – | **3.1** | – |
| Reclassification adjustment for net gains realized in net income | **(12.6)** | – | – | – | – | **(12.6)** | – |
| Minimum additional pension liability | **(13.6)** | – | – | – | – | **(13.6)** | – |
| Total comprehensive loss[5] | **(16.9)** | | | | | | |
| Net shares (canceled) issued under employee plans (99,517 shares) | **(3.0)** | – | **1.6** | – | – | – | **(4.6)** |
| Treasury shares issued under employee plans (177,543 shares) | **7.5** | – | – | **7.5** | – | – | – |
| Treasury shares repurchased (10,940 shares) | **(0.7)** | – | – | **(0.7)** | – | – | – |
| Amortization of unearned compensation | **4.4** | – | – | – | – | – | **4.4** |
| Dividends[3] | **(55.7)** | – | – | – | **(55.7)** | – | – |
| **Balance at December 29, 2001** | **$ 975.0** | **$ 24.1** | **$ 95.6** | **$ (364.0)** | **$1,261.4** | **$(36.0)[6]** | **$ (6.1)** |

Certain reclassifications have been made for consistency of year-over-year presentation.

1 There are also 10 thousand shares of $100 par value 4% cumulative preferred stock authorized, none of which has been issued.

2 There are also 25 million shares of $1 par value Class A preferred stock authorized, none of which has been issued.

3 Cash dividends of $1.04 per share were declared on Common and Class B stock in each of the years 1999, 2000 and 2001.

4 Unrealized holding gain relates to an available-for-sale equity security recorded at market value.

5 Total comprehensive loss as of December 29, 2001 is reported net of related tax effects. Amounts of income tax benefit (expense) for the components of other comprehensive loss are as follows: transition adjustment, $0.6; net loss on cash flow hedges, $0.4; unrealized holding gain $(0.5); reclassification adjustment for net gains realized in net income, $6.8; and minimum additional pension liability, $7.3.

6 Accumulated other comprehensive loss is $(36.0) at December 29, 2001 and includes the following accumulated (loss) income amounts: currency translation adjustment, $(39.7); transition adjustment, $(1.2); net loss on cash flow hedges, $(0.7); unrealized holding gains, $20.9; and minimum additional pension liability, $(15.3).

# Key Products

## Lens Care

**ReNu** Market-leading line in the chemical disinfectant segment for soft contact lens care. *ReNu MultiPlus* solution was the first one-bottle multipurpose solution for soft lenses to eliminate the need for a separate enzymatic cleaner. *ReNu MultiPlus* may now be used for no-rub cleaning for lenses replaced every 30 days or more often. Other *ReNu* products include a companion rewetting drop for *ReNu MultiPlus* and preservative-free rewetting/lubricating drops designed for use with soft contact lenses.

**Sensitive Eyes** Lens care solutions containing a unique, gentle pH-balanced formula created especially for people with sensitive eyes.

**Boston** Comprehensive line of products for rigid gas permeable (RGP) and hard contact lens care. *Boston Simplicity* Multi-Action Solution offers the convenience of cleaning, disinfecting and conditioning all in one bottle. *Boston Advance* Comfort Formula System contains a patented comfort system that coats and cushions RGP lenses for exceptional lens comfort. Other products include rewetting drops and a one-step liquid enzymatic cleaner designed to conveniently remove protein deposits on RGP lenses.

## Contact Lenses

**PureVision** Contact lens offering a high degree of oxygen permeability and approved for up to 30 nights of continuous wear.

**SofLens66 Toric** High performance cast-molded planned replacement lens for people with astigmatism.

**SofLens One Day** Daily disposable contact lens manufactured using a low-cost production process.

**SofLens Comfort** Contact lens manufactured using the same low-cost process as our one-day lenses. It is approved for frequent replacement of one month or less, depending on approvals in specific markets. In the U.S., the lens is marketed under the name *Bausch & Lomb* Two Week.

**Boston** The commanding leader in the global RGP category. Lenses made from *Boston* RGP patented oxygen permeable materials are an excellent choice for people with sensitive or dry eyes, or astigmatism. *Boston Multivision* contact lenses offer a special design for presbyopes, and provide exceptional distance, intermediate and near vision.

## Refractive Surgery Products

**Technolas 217** State-of-the-art, small-beam laser incorporating true scanning/flying spot technology. Introduced in the U.S. in 2000, it is already the leading laser in the rest of the world.

**Hansatome** Advanced, pivotal action microkeratome for superior positioned hinge. It is the most widely used microkeratome on the market today.

**Orbscan II** Corneal and anterior segment topography system that simultaneously measures the curvature and elevation of both surfaces of the cornea, full corneal pachymetry, as well as several anterior segment measurements.

**Zywave** Diagnostic technology that provides a wavefront analysis of the entire optical system in addition to providing a complete and accurate refraction of the eye.

**Zyoptix** Technology system for personalized laser vision correction which incorporates three-dimensional corneal mapping from the *Orbscan II,* diagnostic information from the *Zywave,* and the *Technolas 217* laser to create customized vision correction treatments.

## Cataract and Vitreoretinal Surgery Products

**Millennium** Advanced microsurgical system with both anterior segment and posterior segment functionality. Its modular design allows surgeons to keep pace with innovations in ophthalmic surgery. The recently introduced *Millennium* TSV25 System for Standard Transconjunctival Vitrectomy allows surgeons to make posterior segment microincisions that are approximately half the size of standard incisions, resulting in less trauma to the eye.

**SoFlex** Series of silicone multipiece foldable intraocular lenses (IOLs) offering a lens for every surgeon with a choice of optic size and haptic material.

**Hydroview** Foldable acrylic IOL with one-piece design. A proprietary patented process creates a one-piece lens with a smooth transition between optic and haptics.

**PMMA IOLs** Feature-rich collection of one- and three-piece PMMA IOLs in a wide variety of products and styles, including *EZVUE* violet haptics and anterior and posterior chamber styles.

**MPORT Inserter** The first single-handed disposable delivery device for placement of a multipiece IOL.

**AMVISC/AMVISC Plus** Viscoelastic products indicated for anterior and posterior segment procedures, including extraction of cataracts, insertion of IOLs, corneal transplantation surgery and glaucoma filtering surgery.

## Pharmaceuticals

### Prescription

**Lotemax** An ophthalmic steroid designed for effective treatment of steroid-responsive inflammation with an excellent safety profile. Active ingredient is loteprednol etabonate 0.5%.

**Alrex** The first corticosteroid specifically to relieve signs and symptoms of seasonal allergic conjunctivitis. Active ingredient is loteprednol etabonate 0.2%.

**Optivar** Anti-allergy product with multi-mechanistic action indicated for treatment of itching associated with allergic conjunctivitis. Active ingredient is azelastine hydrochloride 0.05%.

**Carteol** Non-selective beta blocker to reduce intraocular pressure and treat chronic open angle glaucoma. Active ingredient is carteolol hydrochloride.

**Indocollyre** Non-steroidal anti-inflammatory solution. Active ingredient is indomethacin.

**Minims** A range of ophthalmic drugs packaged in single-dose, preservative-free eye drop form.

**Vidisic** Substitute for lacrimal fluid indicated in cases of deficient tear production and dry eye.

**Envision TD** Innovative technology designed to deliver drugs locally to the back of the eye. Similar to the drug-delivery system incorporated in Bausch & Lomb's *Vitrasert* implant for treating CMV retinitis, *Envision TD* technology has the potential to treat numerous additional retinal diseases. Products incorporating the technology for three retinal diseases are currently in clinical trials.

### OTC

**Ocuvite** Number one recommended vitamin/mineral supplement brand by eye care professionals containing certain antioxidants that may assist in maintaining the health of the eye. Product offerings include *Ocuvite* and *Ocuvite Extra* tablets and *Ocuvite* Lutein capsules, which contain the carotenoid lutein, a highly protective antioxidant found in the crystalline lens and retinal pigment of the eye.

**Ocuvite PreserVision** Vitamin/mineral supplement containing a high-potency antioxidant and zinc formula used in the National Eye Institute's Age-Related Eye Disease Study. The formulation was shown to help preserve vision among those most at risk for age-related vision loss.

**Opcon-A** A leading OTC eye drop indicated for the temporary relief of eye redness and itching due to pollen, ragweed, grass, animal hair and dander. Active ingredients are pheniramine maleate 0.315% and naphazoline hydrochloride 0.02675%.

**Desomedine** Antiseptic eye drops designed to treat bacterial infections of the eye. Active ingredient is hexamidin.

*Note: The products in this table have received regulatory approvals in specific markets and are not available in all geographic areas.*

# Directors & Officers

## Directors

**Ronald L. Zarrella** [1]
*Chairman and Chief Executive Officer*
*Bausch & Lomb Incorporated*

**Franklin E. Agnew** [1,3]
*Business Consultant*
*Pittsburgh, Pennsylvania*

**Domenico De Sole** [2]
*President and Chief Executive Officer*
*Gucci Group N.V.*
*London, United Kingdom*

**Jonathan S. Linen** [2,3]
*Vice Chairman*
*American Express Company*
*New York, New York*

**Ruth R. McMullin** [2]
*Chairperson*
*Eagle-Picher Personal Injury Settlement Trust*
*Savannah, Georgia*

**John R. Purcell** [1,4]
*Chairman and Chief Executive Officer*
*Grenadier Associates Ltd.*
*Juno Beach, Florida*

**Linda Johnson Rice** [2,4]
*President and Chief Operating Officer*
*Johnson Publishing Company*
*Chicago, Illinois*

**William H. Waltrip** [1,2,4]
*Chairman of the Board*
*Technology Solutions Company*
*Chicago, Illinois*

**Kenneth L. Wolfe** [1,3]
*Retired Chairman*
*Hershey Foods Corporation*
*Hershey, Pennsylvania*

Committee Memberships:
[1] Executive Committee
[2] Audit Committee
[3] Committee on Management
[4] Committee on Directors

## Officers

**Ronald L. Zarrella**
*Chairman and Chief Executive Officer*

### Senior Vice Presidents

**Gary M. Aron**
*Research, Development and Engineering*

**Alan H. Farnsworth**
*Europe, Middle East and Africa Region*

**Dwain L. Hahs**
*Global Supply Chain Management*

**John M. Loughlin**
*Asia Region*

**Stephen C. McCluski**
*Chief Financial Officer*

**Mark M. Sieczkarek**
*Americas Region*

**Robert B. Stiles**
*General Counsel*

### Vice Presidents

**Geoffrey F. Ide**
*Japan*

**Barbara M. Kelley**
*Corporate Communications and Investor Relations*

**Jurij Z. Kushner**
*Controller*

**Angela J. Panzarella**
*Global Vision Care*

**Alan H. Resnick**
*Treasurer*

**Efrain Rivera**
*Latin America and Canada*

**Kamal K. Sarbadhikari**
*Global Surgical*

**Marie L. Smith**
*Chief Information Officer*

**Ian J. Watkins**
*Human Resources*

### Secretary

**Jean F. Geisel**

# Corporate Information

**Corporate Headquarters**
One Bausch & Lomb Place
Rochester, New York 14604
(585) 338-6000
(800) 344-8815

**Bausch & Lomb on the Internet**
Corporate, product, financial and shareholder information, including news releases, financial filings and stock quotes are available at our worldwide web site:
www.bausch.com

**Bausch & Lomb News on Demand**
Company news releases are available toll-free by calling:
(888) 329-1096

**Financial Literature**
Copies of annual reports and financial reports filed with the Securities and Exchange Commission are available on our website, by mail (Attn: Investor Relations) or by calling:
(585) 338-5757
(888) 884-8702

**Investor Relations**
Security analysts and shareholders seeking information concerning company operations, shareholder programs or dividend policy may contact:
Daniel L. Ritz
Director, Investor Relations
(585) 338-5802
Daniel.L.Ritz@bausch.com

**Media Inquiries**
News media representatives and others seeking general information may contact:
Margaret Graham
Director, Corporate Communications
(585) 338-5469
Margaret.Graham@bausch.com

**Transfer Agent**
Shareholders seeking information regarding their individual accounts or dividend payments may contact our stock transfer agent:
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606
(888) 581-9377
www.melloninvestor.com

**Dividend Reinvestment Plan**
The plan is available to all Bausch & Lomb shareholders. Under the plan, shareholders may elect to have their cash dividends automatically invested in additional shares of the company's Common stock. Shareholders may also elect to make cash contributions of up to $60,000 per year to purchase additional shares. For additional information contact:
Mellon Bank, N.A.
Investment Services
P.O. Box 3339
South Hackensack, New Jersey 07606
(888) 581-9377
www.melloninvestor.com

**Stock Listing**
The Common stock of the corporation is traded under the symbol BOL on the New York Stock Exchange. Options on the company's Common stock are traded on the American Stock Exchange.

**Trademarks**
The trademarks of Bausch & Lomb Incorporated and its subsidiary companies referred to in this report are:

Alrex, AMVISC, AMVISC Plus, Bausch & Lomb, Boston, Boston Advance, Boston Multivision, Boston Simplicity, Desomedine, Envision TD, EZVUE, Hansatome, Hydroview, Indocollyre, Lotemax, Millennium, Minims, MPORT, Ocuvite, Ocuvite Extra, Ocuvite PreserVision, Opcon-A, Orbscan, PureVision, ReNu, ReNu MultiPlus, Sensitive Eyes, SofLens, SofLens Comfort, SofLens66, SoFlex, Technolas, Vidisic, Vitrasert, Zyoptix, Zywave.

Carteol is a trademark of Otsuka Pharmaceutical Co., Ltd.

Optivar is a trademark of Asta Medica, Inc.

*This summary annual report contains, among other things, certain statements of a forward-looking nature relating to future events or the future business performance of Bausch & Lomb. Such statements involve a number of risks and uncertainties including those concerning economic conditions, currency exchange rates, product development, testing, approval and introduction, the performance and financial well-being of key customers and other third parties, the successful execution of marketing strategies, the continued successful implementation of efforts in managing and reducing costs and expenses, as well as the risk factors listed from time to time in the company's SEC filings, including but not limited to, the Form 10K for the year ended December 29, 2001.*

Design: Bertz Design Group, Middletown, CT Printing: Finlay Brothers Printing, Bloomfield, CT Photography: Timothy J. Toal, Rochester, NY; Ted Kawalerski, New York, NY; Paul Horton, Middletown, CT

**BAUSCH**
**& LOMB**



Total recycled fiber content of not less than 50%